ADORNO & YOSS
                        a limited liability partnership
                    350 East Las Olas Boulevard, Suite 1700
                      Fort Lauderdale, Florida 33301-4217
                   phone: (954) 763-1200, fax: (954) 766-7800
                                 www.adorno.com

Charles B. Pearlman                                  Direct Line: (954) 766-7822
                                                     Email: cpearlman@adorno.com

                                  March 4, 2005

VIA FACSIMILE

Mr. David Roberts
United States Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         RE:      INTERACTIVE BRAND DEVELOPMENT, INC.
                  PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14C REGISTRATION NO. 1-31992

Dear Mr. Roberts:

         The Schedule 14C will be amended to reflect that the issuer's common stock is currently traded in the Pink Sheets and the application has been made to permit trading of the common stock on the OTCBB.

         In response to your comment relating to APB18, it is again emphasized that issuer only holds non-voting stock in PMG. Pursuant to the terms of a Purchase Agreement and Shareholders Agreement between issuer, Bell/Staton and others, the management of Penthouse Media Group ("PMG") and control of the board of directors of PMG shall be vested in the Bell/Staton Group and its affiliates. There is no relationship by and among the issuer or PSHL and the Bell/Staton Group.

         While the issuer has the right to one member of the PMG board of directors, there are presently three members on the board and except for its contract right to one board seat, the issuer has no other rights to representation. In fact, the issuer has been advised that the number of board seats will be increased to seven.

         The initial investment in PMG was made based upon the belief that the Bell/Staton Group had the skills and management to increase the value of PMG. The initial acquisition also provided certain license rights to issuer relating to the adult media and entertainment industry; however, such rights were forfeited when issuer was unable to provide an additional $2,000,000 of funding.

                                                    Sincerely


                                                    /s/ Charles B. Pearlman
                                                    -----------------------
                                                    Charles B. Pearlman

CBP/sm